UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MAP Pharmaceuticals, Inc.

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

56509R108

(CUSIP Number)

September 8, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons FIRSTMARK CAPITAL, L.L.C.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 1,325,398

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,325,398

	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,325,398
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11	Percent of Class Represented By Amount in Row (9) 5.4%
12	Type of Reporting Person (See Instructions) IA

Item	1(a)	Name of Issuer:

MAP Pharmaceuticals, Inc.

	1(b)	Address of the Issuer’s Principal Executive Offices:

2400 Bayshore Parkway, Suite 200
Mountain View, CA 94043

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

FirstMark Capital, L.L.C.
1221 Sixth Avenue, New York, New York 10020,
a Delaware corporation

	2(d)	Title of Class of Securities:

COMMON STOCK, $0.01 par value

	2(e)	CUSIP Number:

56509R108

Item	3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Ownership as of September 8, 2009 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of the Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 1,325,398 shares of common stock held for the accounts of the Reporting Person’s clients, representing approximately 5.44% of the Issuer’s outstanding common stock, calculated based upon the 20,878,149 shares outstanding at June 30, 2009 according to the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Commission plus the 3,500,000 shares issued on or about August 11, 2009 according to the Issuer’s Current Report on
Form 8-K filed with the Commission on August 6, 2009.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser acting on behalf of its clients’ accounts and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over such accounts. No account of the Reporting Person owns of record more than 5% of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FirstMark Capital, L.L.C.

Date: September 9, 2009	By:	/s/ Brian Kempner

Brian Kempner
Chief Operating Officer & General Counsel